POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words “we,” “our,” and “us.”

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and nine months ended September 30, 2019, the 2018 annual MD&A and the 2018 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 13, 2019 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, gross profit, Adjusted EBITDA, contribution, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may,” “will,” “expects,” “anticipates,” “continue,” “intends,” “plans,” “believes,” “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and expected gross profit and Adjusted EBITDA; our pipeline opportunities including expected cross-selling opportunities; our ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including current lease obligations; the financial obligations with respect to revenue guarantees; and receipt of funds for tax rebates.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our third quarter 2019 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program, nor do we offer the core technology that operates a loyalty program. Our business is focused on becoming an important strategic partner to the world’s most successful loyalty programs by cooperating with them on valuable, private label, ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. Our sales process begins with loyalty programs, of which we now have commercial agreements with approximately 60 leading loyalty brands around the world. Most of our contracts enable us to transact directly or indirectly with the loyalty programs’ member base to facilitate the sale, redemption or earning of loyalty currency (such as frequent flyer miles or hotel points) online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform (“LCP”) is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with approximately 60 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts. We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· World of Hyatt
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa’s Miles & More	· Chase Ultimate Rewards
· Amtrak Guest Rewards	· Citi ThankYou
· Etihad Guest	· Velocity Frequent Flyer

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, London and Singapore.

Points International Ltd.’s shares are dual listed on the Toronto Stock Exchange under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are seen both as strategic marketing assets of an organization, and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles for credit cards on an annual basis to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global loyalty industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty programs to third parties, including credit card companies and other merchants. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Many North American airlines have generated significant revenues from their loyalty programs which can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options. According to Bond Brand Loyalty’s “The Loyalty Report 2017”, the cumulative loyalty currency liability for all US loyalty programs was estimated at US$100 billion.

Overall loyalty program membership continues to grow. According to the Colloquy Group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to innovate in order to drive customer activities.

As the loyalty market continues to change, we are uniquely positioned to meet our loyalty program partners’ needs. We believe that our continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

OUR OPERATING STRUCTURE

Our business combines attributes of both a platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface (“API”) based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners’ loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP’s functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the products and services we offer benefit from this unified operating infrastructure in two key ways. First, they allow us to launch and manage multiple products and services with increased efficiency. Secondly, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the buy, gift, transfer, reinstate, accelerator and status miles services. These offerings provide loyalty program members the ability to buy loyalty program currency for themselves, as gifts for others, to access a higher tier status, perform a transfer of loyalty currency to another loyalty program member, or reinstate previously expired loyalty currency.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members’ accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our Loyalty Currency Retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a “buy vs. build” decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services in-house. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency direct to the program members at a retail rate while purchasing points and miles at a wholesale rate from the program partner. Under a principal arrangement, we will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our condensed consolidated interim financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction. Revenue earned under an agency arrangement is included in Other partner revenue in our condensed consolidated interim financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers.

Platform Partners
The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP. The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption-based services that offer efficient cost management solutions to loyalty programs. Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for every day shopping. The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our condensed consolidated interim financial statements. In addition, we generate revenue from recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our condensed consolidated interim financial statements.

Points Travel
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. In 2014, we acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. Leveraging the PointsHound technology, we developed our Points Travel product, the first white-label online travel service specifically designed for loyalty programs.

We partner with loyalty programs to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 11 travel-based loyalty programs who leverage at least one of our white-label Points Travel services. Our external competition for winning loyalty programs business for these services is high, as we typically compete against the major online travel agencies (“OTAs”). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies. However, we believe the opportunity for financial growth within this segment is high given the continued growth and overall size of the online travel market.

Revenue in this segment is primarily generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rentals, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals. The majority of revenue in this segment is included in Other partner revenue in our condensed consolidated interim financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners
Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of September 30, 2019, we had commercial relationships with approximately 60 loyalty program partners. Approximately 80% of our current partners are travel based programs. In addition, approximately 80% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically the financial services vertical. We continue to focus on adding business development resources with travel and loyalty expertise combined with specific geographic and vertical experience to further diversify our revenue and loyalty program network.

Cross-sell Existing Partners
We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments
The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into approximately 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners’ profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general.

HOW WE ASSESS PERFORMANCE AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange, and other one-time costs or benefits such as a tax rebate related to prior periods. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Net income	$1,098	$1,476	$(378)	(26%	)
Income tax expense	670	693	(23)	(3%	)
Finance costs	51	-	51	-
Depreciation and amortization	1,131	858	273	32%
Foreign exchange loss	254	40	214	535%
Equity-settled share-based payment expense	1,193	1,054	139	13%
Adjusted EBITDA	$4,397	$4,121	$276	7%

	For the nine months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Net income	$9,131	$5,546	$3,585	65%
Income tax expense	3,680	2,239	1,441	64%
Finance costs	163	-	163	-
Depreciation and amortization	3,399	2,624	775	30%
Foreign exchange loss (gain)	408	(33)	441	(1336%	)
Equity-settled share-based payment expense	3,522	3,197	325	10%
Prior years tax rebate, net of fees	(6,027)	-	(6,027)	-
Adjusted EBITDA	$14,276	$13,573	$703	5%

Effective Margin
Effective margin is a non-GAAP financial measure, which is calculated by dividing Adjusted EBITDA by Gross Profit (defined below). We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

Gross Profit and Gross Margin
Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance. In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

Reconciliation of Total Revenue to Gross Profit

	For the three months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Total Revenue	$97,997	$94,358	$3,639	4%
Less:
Direct cost of revenue	83,949	81,776	2,173	3%
Gross profit	$14,048	$12,582	$1,466	12%
Gross margin	14%	13%

	For the nine months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Total Revenue	$294,170	$281,327	$12,843	5%
Less:
Direct cost of revenue	246,304	241,528	4,776	2%
Gross profit	$47,866	$39,799	$8,067	20%
Gross margin	16%	14%

Adjusted Operating Expenses
Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Other Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash-based expenditures. The closest GAAP measure is Total Operating Expenses in the condensed consolidated interim financial statements and the reconciliation from Total Operating Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Total Operating Expenses	$12,437	$10,655	$1,782	17%
Subtract (add):
Depreciation and amortization	1,131	858	273	32%
Foreign exchange loss	254	40	214	535%
Equity-settled share-based payment expense	1,193	1,054	139	13%
Adjusted Operating Expenses	$9,859	$8,703	$1,156	13%

	For the nine months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Total Operating Expenses	$35,619	$32,460	$3,159	10%
Subtract (add):
Depreciation and amortization	3,399	2,624	775	30%
Foreign exchange loss (gain)	408	(33)	441	(1,336%	)
Equity-settled share-based payment expense	3,522	3,197	325	10%
Adjusted Operating Expenses	$28,290	$26,672	$1,618	6%

Direct and Indirect Adjusted Operating Expenses
Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure. Together direct and indirect adjusted operating expenses comprise adjusted operating expenses.

	For the three months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Adjusted Operating Expenses	$9,859	$8,703	$1,156	13%
Less:
Indirect Adjusted Operating Expenses	3,590	3,434	156	5%
Direct Adjusted Operating Expenses	$6,269	$5,269	$1,000	19%

	For the nine months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Adjusted Operating Expenses	$28,290	$26,672	$1,618	6%
Less:
Indirect Adjusted Operating Expenses	10,254	10,127	127	1%
Direct Adjusted Operating Expenses	$18,036	$16,545	$1,491	9%

Contribution
Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less direct adjusted operating expenses for those segments. We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions.

The presentation of contribution provides additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Gross profit	$14,048	$12,582	$1,466	12%
Less:
Direct adjusted operating expenses	6,269	5,269	1,000	19%
Contribution	$7,779	$7,313	$466	6%

	For the nine months ended
(In thousands of US dollars)
(unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Gross profit	$47,866	$39,799	$8,067	20%
Less:
Direct adjusted operating expenses	18,036	16,545	1,491	9%
Contribution	$29,830	$23,254	$6,576	28%

SELECTED FINANCIAL INFORMATION

The following information is provided to give context for the broader comments elsewhere in this report.

	For the three months ended

(In thousands of US dollars, except share and
per share amounts) (Unaudited)
	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Consolidated
Principal revenue	$92,035	$88,689	$3,346	4%
Other partner revenue	5,962	5,669	293	5%
Total revenue	97,997	94,358	3,639	4%
Gross profit	14,048	12,582	1,466	12%
Gross margin	14%	13%
Adjusted operating expenses	9,859	8,703	1,156	13%
Finance income	208	242	(34)	(14%	)
Adjusted EBITDA	4,397	4,121	276	7%
Effective margin	31%	33%
Total operating expenses	12,437	10,655	1,782	17%
Net income	$1,098	$1,476	$(378)	(26%	)
Earnings per share
Basic	$0.08	$0.10	$(0.02)	(20%	)
Diluted	$0.08	$0.10	$(0.02)	(20%	)
Weighted average shares outstanding
Basic	13,555,628	14,230,930	(675,302)	(5%	)
Diluted	13,674,074	14,334,234	(660,160)	(5%	)
Total assets	$116,632	$102,205	$14,427	14%
Total liabilities	76,900	62,572	14,328	23%
Total shareholders’ equity	$39,732	$39,633	$99	-

	For the nine months ended

(In thousands of US dollars, except share and
per share amounts) (Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Consolidated
Principal revenue	$276,330	$263,394	$12,936	5%
Other partner revenue	17,840	17,933	(93)	(1%	)
Total revenue	294,170	281,327	12,843	5%
Gross profit	47,866	39,799	8,067	20%
Gross margin	16%	14%
Adjusted operating expenses	28,290	26,672	1,618	6%
Finance income	727	446	281	63%
Adjusted EBITDA	14,276	13,573	703	5%
Effective margin	30%	34%
Total operating expenses	35,619	32,460	3,159	10%
Net income	$9,131	$5,546	$3,585	65%
Earnings per share
Basic	$0.66	$0.39	$0.27	69%
Diluted	$0.66	$0.38	$0.28	74%
Weighted average shares outstanding
Basic	13,777,474	14,371,139	(593,665)	(4%	)
Diluted	13,914,180	14,469,010	(554,830)	(4%	)
Total assets	$116,632	$102,205	$14,427	14%
Total liabilities	76,900	62,572	14,328	23%
Total shareholders’ equity	$39,732	$39,633	$99	-

FINANCIAL INFORMATION BY SEGMENT

	For the three months ended

(In thousands of US dollars) (Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$91,450	$87,965	$3,485	4%
Other partner revenue	4,227	3,985	242	6%
Total revenue	95,677	91,950	3,727	4%
Gross profit	11,879	10,378	1,501	14%
Direct adjusted operating expenses	3,605	3,048	557	18%
Contribution	8,274	7,330	944	13%
Platform Partners
Principal revenue	585	701	(116)	(17%	)
Other partner revenue	1,197	1,239	(42)	(3%	)
Total revenue	1,782	1,940	(158)	(8%	)
Gross profit	1,631	1,773	(142)	(8%	)
Direct adjusted operating expenses	964	831	133	16%
Contribution	667	942	(275)	(29%	)
Points Travel
Principal revenue	-	23	(23)	(100%	)
Other partner revenue	538	445	93	21%
Total revenue	538	468	70	15%
Gross profit	538	431	107	25%
Direct adjusted operating expenses	1,700	1,390	310	22%
Contribution	$(1,162)	$(959)	$(203)	21%

	For the nine months ended
(In thousands of US dollars) (Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$274,603	$261,354	$13,249	5%
Other partner revenue	12,476	12,709	(233)	(2%	)
Total revenue	287,079	274,063	13,016	5%
Gross profit	41,267	33,045	8,222	25%
Direct adjusted operating expenses	10,116	9,668	448	5%
Contribution	31,151	23,377	7,774	33%
Platform Partners
Principal revenue	1,710	1,971	(261)	(13%	)
Other partner revenue	3,864	3,912	(48)	(1%	)
Total revenue	5,574	5,883	(309)	(5%	)
Gross profit	5,086	5,446	(360)	(7%	)
Direct adjusted operating expenses	2,892	2,828	64	2%
Contribution	2,194	2,618	(424)	(16%	)
Points Travel
Principal revenue	17	69	(52)	(75%	)
Other partner revenue	1,500	1,312	188	14%
Total revenue	1,517	1,381	136	10%
Gross profit	1,513	1,308	205	16%
Direct adjusted operating expenses	5,028	4,049	979	24%
Contribution	$(3,515)	$(2,741)	$(774)	28%

SEGMENTED RESULTS AND OPERATING HIGHLIGHTS

Loyalty Currency Retailing
Total revenue for the Loyalty Currency Retailing segment increased $3,727 or 4%, to $95,677 for the quarter ended September 30, 2019. Gross profit for the third quarter of 2019 was $11,879, an increase of $1,501 or 14% over the prior year period. The increases in revenue and gross profit were largely due to organic growth from our existing principal partnerships resulting from strong marketing activity during the quarter. The growth in gross profit outpaced the growth in revenue due to the relative mix of partner and product sales during the quarter. Gross profit growth during the period was adversely impacted by the impact of heightened promotional activity experienced in the prior year quarter ahead of a scheduled merger between two of our hotel loyalty program partners at the beginning of August 2018.

Direct adjusted operating expenses in the third quarter of 2019 increased 18% or $557 compared to the same period in 2018, primarily due to increased personnel related expenses and marketing costs attributable to the segment. Contribution for the third quarter of 2019 was $8,274, an increase of $944 or 13% over the third quarter of 2018, reflecting higher growth in gross profit during the quarter relative to the growth in direct adjusted operating expenses.

Platform Partners
Total revenue for the platform partners segment was $1,782 for the quarter ended September 30, 2019, down 8% with the comparable prior year period. Similarly, gross profit in the third quarter of 2019 was $1,631, a decrease of 8% from the prior year period. Gross profit in the third quarter was impacted by new economics associated with a contract renewal with one of our larger partners in this segment that came into effect at the beginning of 2019. The new contract structure is more heavily weighted to a transaction fee based model compared to a fixed fee model, which lessened the overall contribution from this partner in the short term but has greater long-term economic potential over the term of the contract.

Direct adjusted operating expenses attributable to the segment were $964 in the third quarter of 2019, up $133 or 16% from the third quarter of 2018, largely due to increased personnel related expenses attributable to the segment. The Platform Partners segment generated contribution of $667 in the third quarter of 2019, a decrease of $275 or 29%, reflecting increased costs during the quarter attributable to the segment.

Points Travel
Total revenue in the Points Travel segment in the third quarter of 2019 increased 15% to $538. Similarly, gross profit in the third quarter of 2019 was $538, an increase of 25% over the third quarter of 2018. The increase in gross profit was largely driven by a temporary shut down of a Points Travel site for a portion of the prior year period, which adversely impacted gross profit generated from our largest partner in this segment in the third quarter of 2018.

Direct adjusted operating expenses for the quarter ended September 30, 2019 were $1,700, an increase of 22% over the comparable prior year quarter, mainly due to increased personnel related expenses associated with research and development. As a result, a contribution loss of $1,162 was generated in the third quarter of 2019 compared to a contribution loss of $959 in the same period in 2018.

In the third quarter of 2019, we expanded our existing relationship with the AIR MILES Reward Program, Canada’s most recognized loyalty program. Through this expanded relationship, AIR MILES collectors can now redeem their Miles when booking hotels online. This redemption capability complements a successful partnership launch in 2016, which enabled AIR MILES to leverage our platform to offer its members the ability to earn miles on hotel stays through Points Travel. The redemption service launched late in the third quarter of 2019.

REVIEW OF CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Consolidated revenue for the three months ended September 30, 2019 was $97,997, an increase of $3,639 or 4% over the comparable prior year period. Consolidated revenue for the nine month period ended September 30, 2019 was $294,170, an increase of $12,843 or 5% over the nine month period ended September 30, 2018. The year-over-year increase in consolidated revenue in both periods was primarily driven by organic growth from existing principal partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, the impact of new partner launches in 2018. Organic revenue growth in the third quarter of 2019, which we calculate as the year-over-year growth in revenue from existing partnerships and products that have been in market for at least one year, was approximately 4% on the consolidated business, after adjusting for the departure of a middle east carrier in the latter half of 2018.

For the third quarter of 2019, consolidated gross profit was $14,048, an increase of 12% over the comparable prior year period, primarily driven by organic growth from partnerships in the Loyalty Currency Retailing segment. Consolidated gross profit for the nine month period ended September 30, 2019 was $47,866, an increase of 20% over the comparable prior year period. A primary driver of the year- over-year increase was the impact of a tax rebate of $6,027 related to prior years that was confirmed in the second quarter of 2019. We believe it is appropriate to exclude the impact of this tax rebate related to prior years from gross profit when assessing our performance. Excluding the impact of the tax rebate related to prior years, gross profit for the nine month period ended September 30, 2019 was $41,839, representing an increase of $2,040 or 5% over the comparable prior year period.

On a year to date basis, the primary driver of the growth in gross profit, after excluding the impact of the prior years’ tax rebate, was organic growth from in market deployments in the Loyalty Currency Retailing segment, and the impact of new partnerships launched over the last twelve months. As expected, the year-over-year growth was partially offset by two main factors: (1) stronger performance in the first half of 2018 from one of our hotel partners due to heightened promotional activity ahead of a scheduled merger with another hotel loyalty program partner; and (2) the departure of a long time Middle East partner in the back half of 2018 resulting from geopolitical issues beyond our control.

Gross margin for the third quarter of 2019 increased to 14% compared to 13% in the same period in 2018, largely due to the relative mix of partner and product sales during the period. Gross margin for the nine months ended September 30, 2019 was 16% compared to 14% for the nine months ended September 30, 2018, largely due to the impact of the prior years’ tax rebate. Excluding the impact of the prior years’ tax rebate, gross margin for the nine months ended September 30, 2019 was 14%, consistent with the comparable prior year period.

Total Operating Expenses and Adjusted Operating Expenses

For the third quarter of 2019, we incurred consolidated total operating expenses of $12,437, an increase of $1,782 or 17% over the comparable prior year period. Total operating expenses for the nine month period ended September 30, 2019 was $35,619, an increase of 10% over the comparable period in 2018. The increase over the prior year periods was primarily due to increased employment costs from increasing resource levels relative to the prior year. In addition, depreciation and amortization expense increased in the three and nine month periods ended September 30, 2019 on a year-over-year basis, which was offset by lower other operating expenses, both resulting from the implementation of IFRS 16, Leases (“IFRS 16”).

For the third quarter of 2019, consolidated adjusted operating expenses were $9,859, an increase of 13% over the comparable prior year period. For the nine month period ended September 30, 2019, consolidated adjusted operating expenses were $28,290, an increase of $1,618 or 6% over the comparable nine month period in 2018. The increase in both periods was primarily attributable to increased employment costs associated with the impact of additional resources added throughout 2018 and the first nine months of 2019. The increase in employment was partially offset by a reduction to other operating expenses, which was due to lower professional fees incurred in 2019 combined with the impact of the new IFRS 16 standard. Under the new standard, straight-line operating lease expenses are replaced with depreciation charges for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in adjusted operating expenses compared to the prior year quarter.

Finance income

Finance income is derived from interest earned on cash and cash equivalents. Finance income for the third quarter of 2019 was $208, a decrease of 14% over the prior year quarter. Finance income for the nine month period ended September 30, 2019 was $727, an increase of 63% over the comparable prior year period. The increase was primarily due to the investment of funds in higher yield accounts relative to the prior year.

Adjusted EBITDA and Effective Margin

Adjusted EBITDA in the third quarter of 2019 was $4,397, an increase of $276 or 7% over the third quarter of 2018. Adjusted EBITDA for the nine months ended September 30, 2019 was $14,276, an increase of $703 or 5% over the comparable prior year period. The increase in Adjusted EBITDA was primarily the result of increased gross profit combined with a smaller increase in adjusted operating expenses relative to the prior year periods.

Effective margin in the third quarter of 2019 was 31% compared to 33% in the third quarter of 2018. On a year-to-date basis, effective margin was 30% compared to 34% in the comparable prior year period. After excluding the impact of the tax rebate related to prior years from gross profit for the second quarter of 2019, year-to-date effective margin was 34%, consistent with the comparable prior year period.

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. During the third quarter of 2019, equity-settled share-based payment expenses increased $139 or 13%, compared to the prior year quarter, due to the timing of Restricted Share Units (“RSUs”) settlements. Year-to-date equity-settled shared-based payment expenses was $3,522, an increase of $325 or 10% over the comparable prior year period. The year-over-year increase was due to the impact of performance-based options issued to management at the end of 2018.

Prior years’ tax rebate, net of fees

The Corporation filed for a tax rebate of $6,027, net of fees, related to prior years and was accepted by the tax authorities during the second quarter of 2019. We anticipate receiving the funds related to the tax rebate in the fourth quarter of 2019.

Depreciation and amortization

For the third quarter of 2019, depreciation and amortization expense was $1,131, an increase of 32% compared to the prior year period. Year-to-date depreciation and amortization was $3,399, an increase of 30% over prior year. The increase was primarily due to the impact of IFRS 16, which resulted in additional depreciation expense on right-of-use assets for the three month and nine month period ended September 30, 2019 of $290 and $868, respectively.

Foreign exchange gain/loss

We are exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

The majority of our revenues in the third quarter of 2019 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the quarter ended September 30, 2019, we recorded a foreign exchange loss of $254 compared with a foreign exchange loss of $40 in the comparable prior year period. For the nine month period ended September 30, 2019, we recorded a foreign exchange loss of $408, compared with a foreign exchange gain of $33 in the comparable prior year period. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the third quarter of 2019, we incurred income tax expense of $670, compared to $693 in the third quarter of 2018. Year-to-date income tax expense was $3,680, compared to $2,239 in the comparable prior year period. On a year to date basis, the increase was primarily attributable to higher income before taxes, due in part to the impact of the tax rebate related to prior years that was recorded in the second quarter of 2019.

Finance costs

Finance costs consist of interest expense related to lease liabilities. On January 1, 2019, we implemented IFRS 16, on a modified retrospective basis, which replaced straight-line operating lease expenses with depreciation charges for right-of-use assets and interest expense on lease liabilities. Finance costs for the three months and nine months ended September 30, 2019 was $51 and $163, respectively (2018 - nil and nil).

Net Income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)
(Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Net income	$1,098	$1,476	$(378)	(26%	)
Earnings per share
Basic	$0.08	$0.10	$(0.02)	(20%	)
Diluted	$0.08	$0.10	$(0.02)	(20%	)

	For the nine months ended
(In thousands of US dollars,
except per share amounts)
(Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Net income	$9,131	$5,546	$3,585	65%
Earnings per share
Basic	$0.66	$0.39	$0.27	69%
Diluted	$0.66	$0.38	$0.28	74%

Net income for the three month period ended September 30, 2019 was $1,098, a decrease of $378 or 26% compared to the prior year period. The decline in net income was primarily due to increased total operating expenses relative to the prior year period. Year-to-date net income was $9,131, an increase of $3,585 or 65% over prior year. The primary driver of the increase to net income was due to a tax rebate related to prior years that was recorded during the second quarter of 2019. Excluding the impact of the prior years tax rebate, net income for the nine month period ended September 30, 2019 was $4,701, a decrease of $845 or 15% from the prior year comparable period. The decline was attributable to higher operating expenses in the current year period.

Basic and diluted earnings per share was $0.08 for the three month period ended September 30, 2019 compared to $0.10 basic and diluted earnings per share for the same period ended 2018. For the nine month period ended September 30, 2019, basic and diluted earnings per share was $0.66, compared to $0.39 and $0.38 basic and diluted earnings per share for the same period ended 2018. After excluding the impact of the tax rebate related to prior years, basic and diluted earnings per share for the nine month period ended September 30, 2019 was $0.34 .

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars) (unaudited)	Sept 30, 2019	Dec 31, 2018	$ Variance	% Variance
Cash and cash equivalents	$54,326	$69,131	$(14,805)	(21%	)
Restricted cash	-	500	(500)	(100%	)
Funds receivable from payment processors	9,111	13,512	(4,401)	(33%	)
Total funds available	$63,437	$83,143	$(19,706)	(24%	)

Our sources of liquidity are primarily our total funds available and cash provided from operating activities. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors, and any restricted cash, was $63,437 as at September 30, 2019. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. Our credit facility agreement with the Royal Bank of Canada expired on May 31, 2019. For the nine months ended September 30, 2019, we had no borrowings under the credit facilities.

We have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our Normal Course Issuer Bid (“NCIB”) and purchases of shares held in trust for future settlement of RSUs. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars)
(Unaudited)	Sept 30, 2019	Sept 30, 2018	$ Variance	% Variance
Operating activities	$804	$(14,117)	$14,921	(106%	)
Investing activities	(191)	(249)	58	(23%	)
Financing activities	(5,133)	(610)	(4,523)	741%
Effects of exchange rates	545	127	418	329%
Change in cash and cash equivalents	$(3,975)	$(14,849)	$10,874	(73%	)

	For the nine months ended
(In thousands of US dollars)
(Unaudited)	Sept 30, 2019	Sept 30, 2018	$Variance	% Variance
Operating activities	$1,269	$4,658	$(3,389)	(73%	)
Investing activities	(1,398)	(1,510)	112	(7%	)
Financing activities	(15,311)	(11,552)	(3,759)	33%
Effects of exchange rates	635	558	77	14%
Change in cash and cash equivalents	$(14,805)	$(7,846)	$(6,959)	89%

Operating Activities

Cash flows provided by operating activities were $804 for the third quarter of 2019, an increase from the comparable prior year period. Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances and the timing of our promotional activity. In the third quarter of 2019, the Corporation experienced a $14,921 increase in cash flows from operating activities compared to the prior year quarter, primarily due to the timing of revenue and payments to loyalty program partners. For the nine months ended September 30, 2019, cash flows provided by operating activities was $1,269, a decrease of $3,389 compared to the comparable prior year period. The decrease was due to the timing of revenue and payments to loyalty program partners, and a receivable related to a prior year tax rebate that was filed in the second quarter of 2019. We anticipate receiving the funds related to the tax rebate in the fourth quarter of 2019.

Investing Activities

Cash used in investing activities during the third quarter and year-to-date of 2019 included cash used for the purchase of property and equipment and internally developed intangible assets, including development efforts focused on creating new capabilities to our existing services.

Financing Activities

Cash flows used in financing activities during the third quarter of 2019 primarily related to 212,695 shares repurchased for cancellation under our NCIB in the amount of $2,473. In addition, $2,176 of cash was used to acquire shares held in trust for the future settlement of RSUs. On a year-to-date basis, 664,884 shares were repurchased for cancellation under our NCIB in the amount of $7,785, $3,636 of cash was used to acquire shares held in trust for future settlement of RSUs, and $3,103 of withholding taxes was paid on the net settlement of RSUs.

Contractual Obligations and Commitments

(unaudited)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	$397,288	$12,309	$153,644	$81,152	$50,679	$99,504

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner. We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. As at September 30, 2019, loyalty currency held for future resale of $1,484 was recorded as prepaid expenses and other assets on the condensed consolidated interim statement of financial position. We fund our principal revenue obligations through working capital.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations. As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the third quarter of 2019, we reclassified a loss of $86, net of tax, from other comprehensive income into net income (2018 – a loss of $132, net of tax). On a year-to-date basis, we reclassified a loss of $386, net of tax, from other comprehensive income into net income (2018 – a gain of $104, net of tax). The cash flow hedges were effective for accounting purposes during the quarter ended September 30, 2019. Realized losses from our hedging activities in the three months ended September 30, 2019 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at September 30, 2019, forward contracts with a notional value of $15,320, and in a net liability position of $128 (December 31, 2018 – $878 in net liability position), with settlement dates extending to July 2020, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 161,877 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at September 30, 2019

Security Type	Date of Expiry	Number	Exercise Price (CAD$)
Option	March 16, 2020	161,877	$12.34
Total		161,877

BALANCE SHEET

(In thousands of US dollars) (unaudited)
Consolidated Balance Sheet Data as at	Sept 30, 2019	Dec 31, 2018(1)
Cash and cash equivalents	$54,326	$69,131
Restricted cash	-	500
Funds receivable from payment processors	9,111	13,512
Accounts receivable	20,921	9,318
Prepaid taxes	181	383
Prepaid expenses and other assets	3,712	3,618
Total current assets	$88,251	$96,462
Property and equipment	2,255	2,351
Right-of-use assets	3,320	-
Intangible assets	12,915	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,761	2,645
Total non-current assets	$28,381	$26,078

Accounts payable and accrued liabilities	$11,061	$9,489
Income taxes payable	1,851	117
Payable to loyalty program partners	58,559	69,749
Current portion of lease liabilities	1,267	-
Current portion of other liabilities	807	1,680
Total current liabilities	$73,545	$81,035

Lease liabilities	2,487	-
Other liabilities	105	495
Deferred tax liabilities	763	-
Total non-current liabilities	$3,355	$495
Total shareholders’ equity	$39,732	$41,010

(1)	The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.

Cash and cash equivalents

Cash and cash equivalents balance decreased $14,805 as at September 30, 2019 compared to the end of 2018. The decrease in cash and cash equivalents was largely due to changes in working capital balances, shares repurchased and cancelled under our NCIB and purchases of shares held in trust for future settlements of RSUs.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale. This balance decreased $4,401 compared to the end of 2018, which is largely attributable to the timing of sales activity at the end of the period relative to the prior year period and the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $11,603 compared to the end of 2018, primarily due to the receivable related to the tax rebate that was confirmed in the second quarter of 2019.

Right-of-use assets

On January 1, 2019, we adopted IFRS 16 and recognized right-of-use assets on our condensed consolidated interim statement of financial position, representing our control of and the right to use the underlying assets. As at September 30, 2019, right-of-use assets were $3,320 (2018 – nil).

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased $1,572 compared to the end of 2018. The increase was primarily due to the accrual for consulting fees related to the prior years’ tax rebate, partially offset by the payment of our annual employee incentive in the first quarter of 2019.

Lease liabilities

On January 1, 2019, we adopted IFRS 16 and recognized lease liabilities on our condensed consolidated interim statement of financial position, representing our obligation to make future lease payments. As at September 30, 2019, the current and non-current portion of lease liabilities were $1,267 and $2,487, respectively (2018 – nil and nil).

Income taxes payable

Income taxes payable increased by $1,734 compared to the end of 2018, largely due to a $5,026 year-over-year increase in income before taxes which resulted primarily from the prior years’ tax rebate, resulting in a higher income tax provision in the current year.

Payable to loyalty program partners

Payable to loyalty program partners decreased $11,190 compared to the end of 2018, which is primarily attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month. On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month.

OUTSTANDING SHARE DATA

As of November 7, 2019, there were 13,347,528 common shares outstanding.

As of November 7, 2019, there were outstanding options exercisable for up to 1,271,288 common shares. The options have exercise prices ranging from $9.89 CAD to $17.05 CAD with a weighted average exercise price of $14.06 CAD. The expiration dates of the options range up to September 23, 2025.

The following table lists the common shares issued and outstanding as at November 7, 2019 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)	Common Shares	Proceeds

Common Shares Issued & Outstanding	13,347,528

Convertible Securities: Share options	1,271,288	CAD$ 17,873,449

Common Shares Issued & Potentially Issuable	14,618,816	CAD$ 17,873,449
Securities Excluded from Calculation:
Options Available for grant from ESOP(1)	258,572

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)           (Unaudited)

Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue	Net income	per share	per share
September 30, 2019	$ 97,997	$ 1,098	$ 0.08	$ 0.08
June 30, 2019	100,230	6,276	0.46	0.45
March 31, 2019	95,943	1,757	0.13	0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08
September 30, 2017	91,589	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our operations are not subject to significant seasonal fluctuations. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year over year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to sell additional loyalty products and services to existing partners.

Dependence on loyalty program partners

We depend on a limited number of large clients for a significant portion of our consolidated revenue. There were three loyalty program partners for which sales to their members represented 72% and 71% of our consolidated revenues for the three and nine month period ended September 30, 2019 respectively (2018 – 75% and 70%). A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the LCR services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For both the third quarter of 2019 and year-to-date, gross profit generated through commercial arrangements with 12 loyalty program partners represented approximately 80% of our consolidated gross profit.

CONTROLS AND PROCEDURES

On January 1, 2019, we implemented a new accounting system, which resulted in changes to controls and procedures pertaining to financial reporting.

Other than the item described above, there have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and audited annual consolidated financial statements for the year ended December 31, 2018. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

In 2019, we adopted the following new standards and amendments to existing standards:

  IFRS 16, Leases

Effective January 1, 2019, the Corporation adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Corporation adopted IFRS 16 using a modified retrospective approach. Accordingly, comparative information presented for 2018 has not been restated. On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Corporation applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4 , Determining whether an Arrangement contains a Lease were not reassessed. The Corporation’s leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at the Corporation’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Corporation has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon the Corporation’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

The Corporation has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Corporation has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. The impact on transition to IFRS 16 is summarized below:

(Unaudited)	Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

The following standards are also effective from January 1, 2019, but they do not have a material impact on our condensed consolidated interim financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.